FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

February 12, 2008

Item 3: News Release:

A news release dated and issued on February 12, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Ventures Appoints Robert Jackson to its Board

Item 5: Full Description of Material Change:

February 12, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   announce the appointment of Robert W. Jackson to its Board of Directors.  Robert has over 30 years of experience in the mining and investment banking industries, and has played an instrumental role in transitioning numerous companies from mineral exploration to mineral production.

Robert holds the Chartered Financial Analyst® designation along with Masters Degrees in both mining engineering and business administration.   During his investment banking career, Robert gained extensive experience in the areas of research, corporate finance and royalty financing working for companies such as Burns Fry Limited, Dundee Securities Corporation, S.G. Warburg Limited and Midland Walwyn Capital Inc.  Robert has raised over $1 billion in debt, equity and royalty financing through his career, and has been directly involved in numerous mergers, acquisitions and valuations for both junior and major mining companies.

Robert is currently the CEO of Tiomin Resources Inc., a TSX listed company involved in the exploration and development of mineral projects in Kenya and Peru.  Prior to joining Tiomin in 2006, Robert was a founding Director and the Executive Vice President of Corporate Development of Jaguar Mining Inc.  Robert was instrumental during his four years with the company in helping bring Jaguar to producer status, and today Jaguar is one of the fastest growing gold miners in Brazil with a market capitalization in excess of $720 million.  Robert’s work within the mining industry also includes engineering and underground mining work with Falconbridge.

Freegold President and CEO Steve Manz stated "We are very pleased to have Robert join us, and to be able to add another member with proven company building skills to our board.  Freegold is poised for another exciting year of growth, and we look forward to having Robert, with his broad experience and contact base within the mining sector, and his successful track record in deal execution, help guide us forward.”

The foregoing appointment is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604-662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 12th day of February 2008.